Exhibit (d-3)

September 17, 2019

The Alger Funds II

360 Park Avenue South

New York, NY 10010

Dear Sirs:

Fred Alger Management, Inc. (“FAM”) hereby agrees to waive fees owed to it by, or to reimburse expenses of, the Funds listed on Schedule A for the time period indicated. FAM will waive its fees and/or reimburse expenses to the extent total operating expenses exceed the rate of average daily net assets indicated on Schedule A. With regards to Alger Dynamic Opportunities Fund, this expense limitation does not include acquired fund fees and expenses, interest, taxes, brokerage and extraordinary expenses. This limitation does include dividend expense on short sales and borrowing costs. With regards to all other Funds included on Schedule A, this expense limitation does not include acquired fund fees and expenses, dividend expense on short sales, borrowing costs, interest, taxes, brokerage and extraordinary expenses.

FAM understands and intends that the Fund will rely on this agreement in preparing and filing its registration statements on Form N-1A and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes.

This Agreement may only be amended or terminated prior to its expiration date by agreement between FAM and the Fund’s Board of Trustees, and will terminate automatically in the event of termination of the Investment Advisory Agreement. Subject to the expense limitation indicated, FAM may, during the one-year term of the expense reimbursement contract, recoup any expenses waived or reimbursed pursuant to the expense reimbursement contract to the extent that such recoupment would not cause the expense ratio to exceed the lesser of the stated limitation in effect at the time of (i) the waiver or reimbursement and (ii) the recoupment.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

Fred Alger Management, Inc.

/s/ Tina Payne
By:	Tina Payne, SVP

Accepted by:

The Alger Funds II

/s/ Tina Payne
By:	Tina Payne, Secretary

SCHEDULE A

Portfolio Name	Share Class	Fiscal Year End	Expense Cap	Expense Cap Period
Alger Responsible Investing Fund	A	October 31	1.35%	February 28, 2019 – February 28, 2021
Alger Responsible Investing Fund	Z	October 31	0.95%	February 28, 2019 – February 28, 2021
Alger Dynamic Opportunities Fund	A	October 31	2.00%	February 28, 2019 – February 28, 2021
Alger Dynamic Opportunities Fund	C	October 31	2.75%	February 28, 2019 – February 28, 2021
Alger Dynamic Opportunities Fund	Z	October 31	1.75%	February 28, 2019 – February 28, 2021
Alger Emerging Markets Fund	A	October 31	1.55%	February 28, 2019 – February 28, 2021
Alger Emerging Markets Fund	C	October 31	2.30%	February 28, 2019 – February 28, 2021
Alger Emerging Markets Fund	I	October 31	1.45%	February 28, 2019 – February 28, 2021
Alger Emerging Markets Fund	Y	October 31	0.95%	February 28, 2019 – February 28, 2021
Alger Emerging Markets Fund	Y-2	October 31	0.90%	February 28, 2019 – February 28, 2021
Alger Emerging Markets Fund	Z	October 31	0.99%	February 28, 2019 – February 28, 2021
Alger Spectra Fund	Y	October 31	0.79%	February 28, 2019 – February 28, 2021

2